U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-34661

DEHAIER MEDICAL SYSTEMS LIMITED

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Effective November 24, 2015, Mr. Yunxiang (“Phil”) Fan resigned as a member of the Board of Directors. The Board of Directors accepted Mr. Fan’s resignation. Mr. Fan’s resignation was not the result of any disagreement with the Registrant.

Effective the same day, the Nominating Committee of the Registrant recommended, and the Board of Directors of the Registrant approved, the appointment of Mr. Xiaoguang Shen to the Registrant’s Board of Directors.

Mr. Xiaoguang Shen, 42, will serve as a Class II member of the Board of Directors, will serve on the Nominating Committee, the Audit Committee and the Compensation Committee and will serve as the Chairman of the Compensation Committee until the annual meeting of the shareholders of the Registrant in 2015, at which time the shareholders will vote on whether Mr. Shen will serve as a Class II member of the Board for another term.

Mr. Shen has served as the general manager of the investment department of CP Pharmaceutical Group since 2003. Prior to joining CP Pharmaceutical Group, Mr. Shen provided sales services in several pharmaceutical companies since 1997, including Wyeth Pharmaceutical from 1998 to 2000. Mr. Shen earned his bachelor’s degrees from the department of Chinese medicine of Harbin University of Commerce in 1997 and his MBA degree from Central University of Finance and Economics in Beijing, China in 2013.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Press Release dated December 1, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

December 1, 2015	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer